

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 7, 2007

Mr. Karl J. Schmidt
Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **RE:** **Sauer-Danfoss Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 12, 2007**
> **File # 1-14097**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant